EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

November 12, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) is pleased to report its financial results for the third quarter ended September 30, 2014. All financial information, other than non-IFRS measures, is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's condensed consolidated interim financial statements for the nine months ended September 30, 2014 and associated management’s discussion and analysis (“MD&A”) and the audited consolidated financial statements for the year ended December 31, 2013 and associated MD&A which are available on the Company's website at www.avino.com and under the Company's profile on SEDAR at www.sedar.com.

"Avino is pleased to deliver another profitable quarter during a time of declining metal prices. Our team has remained focused on managing a tight cost structure and their efforts are once again reflected in the results of this quarter. Now that we have completed our recent acquisition of Bralorne Gold Mines Ltd. (“Bralorne”), we plan to apply our effective operating and cost models at Bralorne with the expectation of increasing our positive overall results.  Further, we are looking forward to completing our expansion at the Avino Mine site and bringing Circuit 3 online later this year. We are confident that the operations of the recently re-opened Avino Mine will further contribute to the success of Avino’s consolidated operations," stated Malcolm Davidson, CFO.

Highlights of Three and Nine Months Ended September 30, 2014 (Compared to 2013)

Financial

•	Consolidated all-in sustaining cash cost per AgEq ounce1 was $13.01 in the third quarter of 2014 compared to $11.35 in the third quarter of 2013
•	Revenues reported for the quarter were $4,704,213 compared to $3,821,622 in the comparable quarter of 2013, an increase of 23%
•	Income from mine operations was $1,710,078 in the third quarter of 2014, a decrease of $613,139 from the third quarter of 2013
•	General and administrative expenses were $668,612 in the third quarter of 2014 compared to $873,522 in the third quarter of 2013
•	Earnings before income taxes were $1,203,929 in the third quarter of 2014 compared to $1,029,694 in the third quarter of 2013
•	Earnings for the third quarter of 2014 were $787,805, a decrease of $150,889 from the third quarter of 2013
•	Earnings per share, basic and diluted, was $0.02 in the third quarter of 2014 compared to $0.03 in the third quarter of 2013
•	Average realized prices per ounce of silver and gold were US$19.24 and US$1,267 respectively for the third quarter 2014 and US$21.76 and US$1,337 respectively for the third quarter of 2013
•	Cash flows from operations before movements in working capital were $3.8 million for the first nine months of 2014, compared to $4.4 million for the corresponding period of the previous year
•	Cash flow per share1, basic and diluted, was $0.12 per share for the first nine months of 2014, compared to $0.16 per share for the corresponding period of the previous year.

Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

Operational

•	Silver production for the third quarter of 2014 increased 21% to 217,024 oz compared to the third quarter of 2013

•	Gold production for the third quarter of 2014 increased 27% to 1,105 oz compared to the third quarter of 2013

•	Silver equivalent production for the third quarter of 2014 increased 28% to 298,381 oz* compared to the third quarter of 2013

•	Concentrate inventory available for sale at quarter-end was 74.5 dry metric tonnes.

"Our third quarter 2014 results reflect solid operating performance throughout our operations. During the quarter, we achieved an important milestone with the resumption of underground mining operations at the Avino Mine. Our performance in the third quarter reflects the quality of our mining assets and our people. The continued ramp-up of the Avino Mine, coupled with stable performance at the San Gonzalo mine, position the Company for a strong finish to 2014 and an exciting 2015. Going forward, Avino is poised to excel thanks to our growing operations in Mexico and the recent addition of the Bralorne mine project.”

- David Wolfin, President, CEO & Director

Financial Review

The Company generated revenues of $4,704,213 for the third quarter of 2014, a 23% increase compared the third quarter 2013. Although metals prices decreased significantly between the periods, the Company recorded a higher number of silver equivalent ounces sold as a result of improved grades and recoveries.

For the third quarter of 2014, net income decreased by $150,889 to $787,805 or $0.02 per share, compared to net income of $938,694 or $0.03 per share during the third quarter of 2013. The decrease reflects significant increases in current income taxes and non-cash share-based payments. Mine operating income was $1,710,078, a decrease of $613,139 or 26% from $2,323,217 during the third quarter of 2013.

Cash flows from operations before movements in working capital through the first three quarters of 2014 totalled $3.8 million, a decrease of 14% from the $4.4 million generated through the first three quarters of 2013.

Operational Review

Total silver equivalent production in the third quarter of 2014 increased to 298,381 silver equivalent ounces*, an increase of 28% compared to the third quarter of 2013. The production growth was primarily due to higher feed grades and recoveries at the San Gonzalo mine and higher tonnage processed, higher silver feed grade, and better silver recoveries at the Avino Mine stockpile operation.

The consolidated average silver equivalent feed grade for the third quarter of 2014 was 281 g/t compared to 253 g/t during the third quarter of 2013, an increase of 11%.

Total ore processed during the third quarter of 2014 was 39,571 dry tonnes compared to 37,630 dry tonnes during the third quarter of 2013, an increase of 5%.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce1 during the third quarter of 2014 were $13.01 compared to $11.35 in the third quarter of 2013, an increase of 14%.

Year to date capital expenditures at the end of the third quarter were $6.0 million compared to $3.3 million as at the end of the third quarter of 2013.

Capital expenditures primarily relate to the Avino mine expansion, the process plant expansion for Circuit 3, and equipment to advance operations at the San Gonzalo mine.

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used.  Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.
1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

Mine Operations

San Gonzalo Mine

A total of 231,011 silver equivalent ounces* were produced by Circuit 1 during the third quarter of 2014. This represents an increase of 24% compared to the third quarter of 2013.

All-in sustaining cash costs in the third quarter of 2014 were $12.30 per AgEq ounce1 compared to $10.51 in the third quarter of 2013, an increase of 17%.

Avino Mine Stockpiles

A total of 67,370 silver equivalent ounces* were produced using Circuit 2 during the third quarter of 2014 compared to 47,374 during the third quarter of 2013, an increase of 42%.

All-in sustaining cash costs during the quarter were $15.50 per AgEq ounce1 compared to $14.94 during the third quarter 2013, an increase of 4%.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call

Avino will be holding a conference call on Thursday, November 13, 2014 at 10 am PST (1 pm EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call. Alternatively, participants can send questions via email to ir@avino.com on November 12, 2014, following the release of the financial results.

Participants should dial in 10 minutes prior to the conference.

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used.  Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.
1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

The conference call will be recorded and the replay will be available on the Company's web site within one hour following the conclusion of the call.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations while managing operating costs and improving efficiencies;
2.	Advance the Avino Mine for mineral production, expand mill output from 500 to 1,500 TPD;
3.	Integrate Bralorne Gold Mine’s operations into Avino’s corporate structure;
4.	Continue to explore regional targets on the Avino Property followed by other properties in our portfolio;
5.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012).

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.